UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2) Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Larisa Cohen, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 6702301 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
DIC Communication and Technology Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
12,188,355

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
12,188,355

11	Aggregate Amount Beneficially Owned by Each Reporting Person
12,188,355

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
12.06%

14	Type of Reporting Person (See Instructions)
CO

Page 2 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Koor Industries Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
45,926,502 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
42,514,002 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
45,926,502 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
45.45% (*)

14	Type of Reporting Person (See Instructions)
CO

(*)
Includes (i) 25,273,149 Ordinary Shares held by Koor Industries Ltd. ("Koor"), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 12,188,355 Ordinary Shares held by DIC Communication and Technology Ltd., a wholly-owned subsidiary of Koor; (iii) 3,412,500 Ordinary Shares, representing approximately 3.38% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor (collectively, the "DIC Shareholdings"); (iv) 5,052,228 Ordinary Shares, representing 5% of the outstanding Ordinary Shares, transferred in January 2018 and February 2018 (through a lending transaction) by Koor to Wior Communications Ltd. and Blejer Communications Ltd. two private Israeli companies, fully owned by Messrs. Mauricio Wior and Mario Blejer, respectively (the "Israeli Shareholders"). For further information on the lending transaction, see Item 6 below. Does not include 439,679 Ordinary Shares held by unaffiliated third-party client accounts managed by a subsidiary of Epsilon Investment House Ltd., which is a direct subsidiary of Koor (“Epsilon”) as portfolio managers, and 29,241 Ordinary Shares held by unaffiliated third-party client accounts managed by Koor-Tadiran Provident Fund Ltd., a direct subsidiary of Koor (collectively, the "Epsilon Shareholdings"). The reporting person disclaims beneficial ownership of the Epsilon Shareholdings.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which Koor holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 3 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Discount Investment Corporation Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
45,926,502 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
42,514,002 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
45,926,502 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
45.45%

14	Type of Reporting Person (See Instructions)
CO

(*)	Consists of the DIC Shareholdings and the shares held by the Israeli Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares set forth in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings.

Page 4 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Eduardo Sergio Elsztain

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
45,926,502 (*)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
42,514,002 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
45,926,502 (*)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒ (***)

13	Percent of Class Represented by Amount in Row (11)
45.45%

14	Type of Reporting Person (See Instructions)
IN

(*)
Consists of the DIC Shareholdings and the shares held by the Israeli Shareholdings. Does not include (i) the Epsilon Shareholdings and (ii) 680,288 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a company whose shares (approximately 39.8% of the share capital of CIEH (consisting of approximately 34.8% held through a trustee and 5% held directly)) are held by IDB Development Corporation Ltd. ("IDB Development"), for their own account and (iii) 5,392,358 Ordinary Shares held for members of the public through pension funds and insurance policies, which are managed by subsidiaries of subsidiaries of CIEH (collectively, the “CIEH Shareholdings”).  See also Item 6 below. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 6.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Does not include the Epsilon Shareholdings and the CIEH Shareholdings.

Page 5 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Wior Communications Ltd. (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,052,228 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,052,228 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,052,228 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mauricio Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly-owned company, Blejer Communications Ltd. See Item 6. below for more information.

Page 6 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mauricio Wior (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,052,228 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,052,228 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,052,228 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Wior Communications Ltd., an Israeli company wholly owned by Mr. Wior and in which Mr. Wior is the sole director.

(**)	Includes shares held by Mario Blejer and his wholly-owned company, Blejer Communications Ltd. See Item 6. below for more information.

Page 7 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Blejer Communications (*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,052,228 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,052,228 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,052,228 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	An Israeli private company wholly owned by Mr. Mario Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly-owned company, Wior Communications Ltd. See Item 6. below for more information.

Page 8 of 18 pages

SCHEDULE 13D
CUSIP NO. M2196U-10-9

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Mario Blejer(*)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3	SEC Use only

4	Source of funds (See Instructions)
OO (see Item 6)

5	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
5,052,228 (**)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
5,052,228 (**)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,052,228 (**)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.0% (**)

14	Type of Reporting Person (See Instructions)
IN

(*)	Shares held through Blejer Communications Ltd., an Israeli company wholly owned by Mr. Blejer and in which Mr. Blejer is the sole director.

(**)	Includes shares held by Mauricio Wior and his wholly-owned company, Wior Communications Ltd. See Item 6. below for more information.

Page 9 of 18 pages

This Amendment No. 2 on Schedule 13D/A (the "Amendment") amends and supplements to the extent specified herein the Statement on Schedule 13D with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Cellcom Israel Ltd. (the "Issuer"), initially filed with the Securities and Exchange Commission on October 22, 2015 (as amended, the “Statement”). Capitalized terms used herein without being defined herein have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 4, 5 and 6 of the Statement.

Item 2.                     Identity and Background

(a), (b) and (c): The Reporting Persons.

As of this date, Mr. Eduardo Sergio Elsztain ("Elsztain") is the controlling shareholder of Discount Investment Corporation Ltd. ("DIC"). Elsztain holds (indirectly, through entities in his control) approximately 76.57% of the share capital of DIC (and approximately 73.57% of DIC's share capital on a fully diluted basis).

The following changes were made to the holdings of the Reporting Persons since the submission of Amendment No. 1 to Schedule 13D on October 22, 2015:

A.
During June 2016, DIC entered into four purchasing transactions pursuant to which it purchased, directly, 493,420 Ordinary Shares of the Issuer (which represented 0.49% of the Issuer's issued and outstanding share capital), for an aggregate amount of NIS 13,125,831 (the "2016 Purchases").

B.
During September 2017, DIC transferred 30,325,647 Ordinary Shares of the Issuer (which represented 30.01% of the Issuer's issued and outstanding share capital) to Koor Industries Ltd. ("Koor"), a wholly owned subsidiary of DIC, in exchange for 109,803,173 ordinary shares of Koor issued to DIC. In addition, during September 2017, DIC transferred to Koor 112 ordinary shares of DIC Communication and Technology Ltd., an Israeli private corporation, wholly owned by Koor ("DIC Communication").

C.
On January and February 2018, Koor entered into a securities lending transaction with the Israeli Shareholders with respect to 5,052,228 Ordinary Shares of the Issuer (which represents 5% of the Issuer's issued and outstanding share capital). For details regarding the lending transaction between Koor and the Israeli Shareholders, see Item 6 below.

The following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)          DIC Communication, an Israeli private corporation, with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel, holds directly 12,188,355 Ordinary Shares. DIC Communication is a wholly owned subsidiary of Koor. By reason of DIC’s ownership interest in and control of Koor and indirectly control of DIC Communication, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Koor and by DIC Communication.

(2)           Koor an Israeli private corporation, with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel, holds directly 25,273,419 Ordinary Shares. Koor is a wholly owned subsidiary of DIC. By reason of Koor’s ownership interest in and control of DIC Communication, Koor may be deemed beneficial owner of, and sharing the power to vote and dispose of, the Ordinary Shares held by DIC Communication.

(3)          DIC, an Israeli public corporation, with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel owns, as of the date hereof, 100% of the outstanding shares of Koor. DIC organizes, acquires interests in, finances and participates in the management of companies.

Page 10 of 18 pages

The following person may, by reason of his interests in DIC, be deemed to control the corporations referred to in paragraphs (1) - (3) above:

(4)          Mr. Elsztain's address is 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina. His present principal occupations are Chairman of IDB Development, DIC, Property and Building Corporation Ltd and Elron Electronic Industry Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.

As DIC has been informed, as of April 23, 2018:

Dolphin Netherlands B.V ("Dolphin Netherlands") is a company incorporated in the Netherlands, held by (a) Dolphin Investments (Gibraltar) Ltd., a company that was incorporated in Gibraltar, which is wholly owned by Dolphin Fund Limited ("Dolphin Fund") and holds 100% of the voting rights and approximately 0.01% of the capital rights of Dolphin Netherlands; (b) Tyrus S.A., which holds approximately 98.65% of the capital rights of Dolphin Netherlands. Dolphin Fund is controlled by Mr. Eduardo Elsztain (indirectly), through the holding of 85% in the share capital of Consultores Assets Management S.A. ("CAM"). The balance of CAM's share capital (15%) is held by Mr. Saul Zang, who holds office as a Director in DIC.

CAM is a company incorporated in Argentina which wholly owns Consultores Venture Capital Uruguay S.A ("CVCU"), a company incorporated in Uruguay. CVCU holds the entire voting rights in the Dolphin Fund (through its holding of 100% of the management shares in the Dolphin Fund) and it also operates as the Dolphin Fund's investment manager. The Dolphin Fund's share capital is comprised of two types of shares: management shares, which afford entitlement to voting rights, and participation shares, which do not afford entitlement to voting rights, but which hold the right to the receipt of a dividend and pro-rata entitlement to the surplus assets on dissolution (after the payment of the nominal amount that was paid for the management shares and the participation shares). The participation shares in the Dolphin Fund are held by Tyrus S.A. and by Ritelco S.A. (together, approximately 97.04%), both of which are companies incorporated in Uruguay and are wholly owned by the company IRSA Inversionesy Representaciones Sociedad Anonima ("IRSA").

IRSA is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the New York Stock Exchange (GDS). IRSA is controlled by the company Cresud Sociedad Anonima Comercial, Inmobiliaria Financiera y Agropecuaria ("Cresud"), which has a holding of approximately 63.38% in it. Cresud is a company that was incorporated in Argentina, whose shares are listed for trading on the Buenos Aires Stock Exchange and on the NASDAQ Stock Exchange (ADR).

Inversiones Financieras del Sur S.A. ("IFISA") has a 24.75% holding in Cresud. IFISA is a private company that is registered in Uruguay and is wholly owned by IFIS Limited ("IFIS").  In addition, Agroinvestment S.A., a company incorporated in the Republic of Uruguay, which is held 100% by Mr. Elstein ("Agroinvestment"), holds 9.97% of the issued share capital of Cresud.

IFIS is a private investments company, which is registered in Bermuda, which is controlled, indirectly, by Mr. Eduardo Elsztain, who has a holding of approximately 62.83% of the voting rights in it, by virtue of his holdings in the share capital of IFIS (approximately 31.05% through CVCU and Consultores Venture Capital Ltd., a company that was incorporated in the Cayman Islands and which is wholly owned by CVCU and 26.98% through Agroinvestment), and by virtue of an irrevocable power of attorney that were given to Mr. Elsztain with respect to the additional voting rights in IFIS (Mr. Saul Zang, serving as a director in the Company is amongst those granting the power of attorney and indirectly holds approximately 3.32% in IFIS, and the companies through which Mr. Elsztain holds in IFIS as described above).

In addition to the holdings that are described above, Mr. Elsztain and the companies that are controlled by him hold additional shares in IRSA and in Cresud, such that Mr. Elsztain's overall holdings, directly and indirectly, stands at approximately 34.74% in Cresud and at approximately 63.38% in IRSA. Mr. Elsztain is the largest shareholder, directly and indirectly, in Cresud. The balance of the shares in IRSA and in Cresud is held by the public. It should be noted that Mr. Alejandro Elsztain, a director in DIC holds approx. 0.10% of IRSA's share capital, and approx. 1.29% of Cresud's share capital and approx. 5.06% of IFIS' share capital. It should further be noted, that Messrs. Eduardo Elsztain and Alejandro Elsztain are siblings.

Page 11 of 18 pages

By reason of the control of DIC by Mr. Elsztain, as set forth above, Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC, Koor and DIC Communication.

(5)          Mr. Mauricio Wior's address is 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301. His present principal occupation is director of public and private companies.  Wior Communications Ltd., an Israeli company ("Wior Communications"), has a business and principal office at 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel. Wior Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Wior owns 100% of the shares, and is the sole director, of Wior Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described  in Item 6 below, the Ordinary Shares owned beneficially by Wior Communications.

(6)          Mr. Mario Blejer's address is 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301. His present principal occupation is Vice Chairman of Banco Hipotecario S.A. Blejer Communications Ltd., an Israeli company ("Blejer Communications "), has a business and principal office at 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel. Blejer Communications' sole purpose is holding the shares of the Issuer and other rights that may be granted in the future with respect to such shares. Mr. Blejer owns 100% of the shares, and is the sole director, of Blejer Communications and is therefore deemed beneficial owner of, and to share the power to vote (subject to the Koor Lending Transaction described in Item 6 below), the Ordinary Shares owned beneficially by Blejer Communications.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Communication, (ii) Koor, (iii) DIC, (iv) Wior Communications and (v) Blejer Communications are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

(d)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)          None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Elsztain is a citizen of Argentina.

(g)          Mr. Wior is a citizen of Israel and Argentina.

(h)          Mr. Blejer  is a citizen of Israel and Argentina.

Item 3.                     Source and Amount of Funds or Other Consideration

See Item 2(a) above.

The 2016 Purchases were made from DIC's working capital.

Page 12 of 18 pages

Item 5.                     Interest in Securities of the Issuer

As of this date:

DIC Communication is the direct owner of 12,188,355 Ordinary Shares, constituting approximately 12.1% of the Ordinary Shares then outstanding. Koor and DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 12,188,355 Ordinary Shares held by DIC Communication.

Koor is the direct owner of 25,273,419 Ordinary Shares, constituting approximately 25.01% of the Ordinary Shares then outstanding. DIC may be deemed beneficial owner of, and to share the power to vote and dispose, of the 25,273,419 Ordinary Shares held by Koor. In addition, 3,412,500 Ordinary Shares, representing approximately 3.38% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in Koor and whose dispositive power in respect of these shares is subject to certain rights of Koor. DIC may be deemed to share the power to vote and the other rights of Koor with respect to such 3,412,500 Ordinary Shares. In addition, DIC and Koor may be deemed beneficial owner of, and to share the power to vote, of the 5,052,228 Ordinary Shares, representing 5% of the outstanding Ordinary shares, held by the Israeli Shareholders due to a lending agreement with Koor.  See Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Each of Wior Communications and Blejer Communications is the direct owner of 2,526,114 Ordinary Shares, constituting 2.5% of the Ordinary Shares then outstanding, and each of Wior Communications (and  its sole shareholder, Mauricio Wior) and Blejer Communications (and its sole shareholder, Mario Blejer) may be deemed beneficial owner of, and to share the power to vote, the 2,526,114 Ordinary Shares held by the other by virtue of the voting agreement which is part of the agreement described in Item  6.

CIEH is a majority owned subsidiary of IDB Development. However, IDB Development disclaims beneficial ownership of the CIEH Shareholdings because, among other things, the Israeli Supervisor of Capital Markets, Insurance and Savings appointed a trustee to hold IDB Development's means of control in CIEH, including the voting power, except for 5% which remains held by IDB Development, and instructed IDB Development to dispose of its interest in CIEH.  In addition, 5,392,358 of the CIEH Shareholdings are held for members of the public through pension funds and insurance policies, which are managed by subsidiaries of subsidiaries of CIEH.

 Each of Mr. Elsztain and DIC may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 45,926,502 Ordinary Shares held by DIC, Koor and DIC Communication (which includes 5,052,228 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding, held by the Israeli Shareholders by virtue of the agreement between Koor and the Israeli Shareholders described in Item 6), constituting in the aggregate approximately 45.45% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of Koor with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 3.38% of the Ordinary Shares then outstanding. Each of the Israeli Shareholders, Wior Communications and Blejer Communications may be deemed beneficial owner of, and to share the power to vote, an aggregate of 5,052,228 Ordinary Shares, constituting 5% of the Ordinary Shares then outstanding.  This Statement shall not be construed as an admission by DIC and Mr. Elsztain that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

The Issuer advised the Reporting Persons that as of February 6, 2018 there were 101,044,557 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth above in this section are based on this number.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Development, DIC and DIC Communication owned as of October 11, 2015, or purchased or sold from December 4, 2017 through February 6, 2018, any Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

In January and February 2018, Koor entered into a lending transaction under which 5,052,228 Ordinary Shares, constituting 5% of our outstanding share capital held by Koor was transferred (in January 31, 2018 and in February 6, 2018) to two Israeli Shareholders (2.5% to each), or the Transferred Shares. One of them, Wior Communications, is controlled by Mr. Mauricio Wior, the vice chairman of the Issuer, and the other, Blejer Communications, is controlled by Mr. Mario Blejer, an officer of IDB Development, a company controlled by the Company's controlling shareholder (the "Koor Lending Transaction"). The agreement was entered into to satisfy a requirement of the Israeli Ministry of Communication that citizens and residents among the Issuer's founding shareholders (or their approved transferees) must own at least 5% of the Issuer's outstanding share capital and each of the Issuer's other "means of control" (defined under Israeli Companies Law to include voting rights), which requirement is included in the Issuer's general license to provide cellular services.

Page 13 of 18 pages

The main terms of the agreement are:

•	The agreement will be in force until December 31, 2018 and will be automatically extended by a one year term until terminated according to its terms.

•
Koor will have the right to terminate the agreement at any time and receive all or part of the Transferred Shares. The Israeli Shareholders will not be able to transfer the Transferred Shares without Koor's approval and subject to additional terms, including the transferees assuming the Israeli Shareholder's obligation towards Koor pursuant to the Agreement, the transferees being "Israeli Shareholders" under the Company's cellular license and the Israeli Ministry of Communication's ("MOC") prior approval of such transfer, if required.

•
As long as such requirement exits in Cellcom's cellular license, the Israeli Shareholders will have the right, jointly and not severally, by a majority decision among themselves, to appoint 10% of the Company's directors (currently – one director). The Israeli Shareholders will vote with Koor in all shareholders resolutions (including the nomination of directors suggested by Koor).

•
The Transferred Shares (including all rights or income therefrom) will be pledged by a first-degree pledge in favor of Koor, and any realization of such pledge will be subject to the receipt of the MOC's approval, if required.

•
In case of any dividend or other distribution (including rights by way of a rights offering), these will be transferred by the Israeli Shareholders to Koor. In case of other corporate actions, including conversion, sub-division, consolidation etc., Koor may notify the Israeli Shareholders, at its sole discretion, if such rights will be part of the Transferred Shares or shall be transferred to Koor.

Item 7.	Material to Be Filed as Exhibits

Schedules A, B, C, D and E
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Communication, (ii) Koor, (iii) DIC, Wior Communications Ltd. and (v) Blejer Communications Ltd.

Exhibit 1	Authorization Letter dated April 30, 2018 between Koor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Koor.
Exhibit 2	Authorization Letter dated April 30, 2018 between DIC Communication and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC Communication.
Exhibit 3
Authorization Letter dated May 14, 2014 between Eduardo Elsztain and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Eduardo Elsztain (incorporated by reference to the Schedule 13D filed on May 20, 2014).

Exhibit 4
Authorization Letter dated April 30, 2018 between Mauricio Wior and Wior Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mauricio Wior and Wior Communication Ltd.

Exhibit 5
Authorization Letter dated April 30, 2018 between Mario Blejer and Blejer Communications Ltd. and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Mario Blejer and Blejer Communications Ltd.

Page 14 of 18 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: April 30, 2018	DIC COMMUNICATION AND TECHNOLOGY LTD.
KOOR INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.

EDUARDO SERGIO ELSZTAIN

BY: DISCOUNT INVESTMENT CORPORATION LTD.

BY: /s/ Sholem Lapidot /s/ Aaron Kaufman

Sholem Lapidot and Aaron Kaufman, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DIC Communication and Technology Ltd., Koor Industries Ltd. and Eduardo Sergio Elsztain, pursuant to agreements annexed to the Statement filed on May 20, 2014 as Exhibits 1 and 3 thereto.

/s/ Mauricio Wior
MAURICIO WIOR

WIOR COMMUNICATIONS LTD.

/s/ Mauricio Wior
Name: Mauricio Wior
Title: Director

/s/ Mario Blejer
MARIO BLEJER

BLEJER COMMUNICATIONS LTD.

/s/ Mario Blejer
Name: Mario Blejer
Title: Director

Page 15 of 18 pages

Schedule A
Directors and Executive Officers
of
DIC Communication and Technology Ltd.
(as of February 6, 2018)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Sholem Lapidot 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chief Executive Officer of DIC, IDB Development and director of companies.
Aaron Kaufman 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	VP & General Counsel of DIC and IDB Development.
Gil Kotler 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Chief Financial Officer of DIC and IDB Development.

==============================

Schedule B

Directors and Executive Officers
of
Koor Industries Ltd.
(as of February 6, 2018)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Sholem Lapidot 3 Azrieli Center, The Triangular Tower, 44st floor, Tel-Aviv 6702301, Israel	Director	Chief Executive Officer of DIC, IDB Development and director of companies.
Aaron Kaufman 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	VP & General Counsel of DIC and IDB Development.
Gil Kotler 3 Azrieli Center, The Triangular Tower, 44st floor, Tel-Aviv 6702301, Israel	Director	Chief Financial Officer of DIC and IDB Development.

==============================

Page 16 of 18 pages

Schedule C
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of February 6, 2018)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development, DIC, Property and Building Corporation Ltd and Elron Electronic Industry Ltd.; Chairman of IRSA Inversiones y Representaciones Socicedad Anonima, IRSA Propiedades Comerciales S.A., Cresud S.A.C.I.F y A, and Banco Hipotecario S.A.; Businessman and director of companies.

Alejandro Gustavo Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Director
Chairman of Gav-Yam Bayside Ltd., Mehadrin Ltd. and Fibesa S.A.Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.and Nuevas Frontertas S.A. and director of companies.

Saul Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director
Vice-Chairman of Elron Electronic Industry Ltd., IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm and director of companies

Sholem Lapidot 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 6702301, Israel	Director and CEO	Chief Executive Officer of DIC, IDB Development and director of companies.
Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Director	Business consultant; Director of companies.
Meir Jacobson 11 a Nitzanim St., Ramat Gan	External Director	Director of companies.

Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Director of companies.
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Sholem Lapidot	Director of companies
Gil Kotler 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of DIC and IDB Development.
Aaron Kaufman 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP & General Counsel	VP & General Counsel of DIC and IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP Controlling	VP Controlling of DIC and IDB Development.
Perach Lerner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	VP Regulation	VP Regulation of DIC and IDB Development.
Elad Zadok 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of DIC
Ori Jano 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of DIC

==============================

Page 17 of 18 pages

Schedule D

Directors and Executive Officers
of
Wior Communications Ltd.
(as of February 6, 2018)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Mauricio Wior 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Director of companies.

==============================

Schedule E

Directors and Executive Officers
of
Blejer Communications Ltd.
(as of February 6, 2018)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Mario Blejer 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Director	Vice Chairman of Banco Hipotecario S.A.

==============================

Page 18 of 18 pages